Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
The following is a description of the material terms and provisions relating to our Class A and Class B ordinary shares. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our Third Amended and Restated Memorandum and Articles of Association, or our Articles, which define the rights of our shareholders. Our Articles are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 forms a part.
Authorized Capital
Our authorized share capital consists of (i) 125 million ordinary shares, par value $0.10 per share; and (ii) 50 million preferred shares, par value $0.10 per share. As of March 6, 2020, we had 30,739,395 Class A ordinary shares issued and outstanding and 6,254,715 Class B ordinary shares issued and outstanding and no preferred shares issued or outstanding. As of March 6, 2020, there were approximately 41 record holders of our ordinary shares, not including beneficial owners of shares registered in nominee or street name who represent approximately 94.6% of the Class A ordinary shares issued and outstanding.
Ordinary Shares
Our ordinary shares are divided into 100,000,000 Class A ordinary shares, [30,739,395] of which are issued and outstanding, and 25,000,000 Class B ordinary shares, 6,254,715 of which are issued and outstanding as of March 6, 2020. Except as set forth in “Class B ordinary shares” below, the holders of all ordinary shares are entitled:

(i)
to share equally in dividends (whether payable in cash, property or our securities) as our board of directors (“Board of Directors”) may from time to time declare in accordance with the provisions of our Articles and the Companies Law (2020 Revision) of the Cayman Islands, or the Companies Law;

(ii)
in the event of our winding-up or dissolution, whether voluntary or involuntary or for the purpose of an amalgamation, reorganization or otherwise or upon any distribution of share capital and surplus, to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any issued and outstanding preferred shares; and

(iii)	generally to enjoy all of the rights attaching to such shares.
Holders of ordinary shares have no pre-emptive, redemption, conversion or sinking fund rights.

Class A Ordinary Shares
Each Class A ordinary share is entitled to one vote per share. However, except upon unanimous consent of the Board of Directors, no holder shall be permitted to acquire an amount of shares which would cause any person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the total voting power of the total issued and outstanding ordinary shares (a “9.9% Shareholder”). The Board of Directors shall reduce the voting power of any holder that is a 9.9% Shareholder to the extent necessary such that the holder ceases to be a 9.9% Shareholder. In connection with this reduction, the voting power of the other shareholders of the Company may be adjusted pursuant to the terms of the Articles. Accordingly, certain holders of Class A Ordinary Shares may be entitled to more than one vote per share subject to the 9.9% restriction in the event that the Board of Directors is required to make an adjustment on the voting power of any 9.9% Shareholder or the voting power of a holder of Class B Ordinary Shares as described below.

Our Board of Directors has adopted a share repurchase plan authorizing the Company to repurchase up to 2.5 million Class A ordinary shares or securities convertible into Class A ordinary shares in the open market, through privately negotiated transactions or Rule 10b5-1 stock trading plans. On May 2, 2019, the Board of Directors renewed the share repurchase plan for a subsequent one year period and will expire on June 30, 2020 unless further renewed by the Board of Directors. As of December 31, 2019, 2.5 million Class A ordinary shares remained authorized for repurchase under the repurchase plan. The Company is not required to repurchase any of the Class A ordinary shares and the repurchase plan may be modified, suspended or terminated at the election of our Board of Directors at any time without prior notice. No shares were repurchased by the Company during the year ended December 31, 2019.
Shares reserved for issuance are composed of 0.3 million Class A ordinary shares in relation to share purchase options granted to a service provider and 5.0 million Class A ordinary shares reserved for the Company’s stock incentive plan for eligible employees, directors and consultants. On April 26, 2017, our shareholders approved an amendment to our stock incentive plan to increase the number of Class A ordinary shares available for issuance by 1.5 million shares from 3.5 million to 5.0 million. As of December 31, 2019, there were no remaining Class A ordinary shares available for future issuance relating to share purchase options granted to the service provider as all options granted to service providers had been exercised. As of December 31, 2019, 555,805 Class A ordinary shares remained available for future issuance under the Company’s stock incentive plan.

Class B Ordinary Shares
Each Class B ordinary share is entitled to ten votes per share. However, the total voting power of all Class B ordinary shares, as a class, shall not exceed 9.5% of the total voting power of the total issued and outstanding ordinary shares. The voting power of any Class A ordinary shares held by any holder of Class B ordinary shares (whether directly, or indirectly or constructively under applicable United States tax attribution and constructive ownership rules) shall be included for purposes of measuring the total voting power of the Class B ordinary shares. The Board of Directors shall reduce the voting power of any holder of Class B ordinary shares that owns more than 9.5% of the total voting power of the total issued and outstanding ordinary shares to the extent necessary such that the holder ceases to own more than 9.5% of the outstanding ordinary shares. In connection with this reduction, the voting power of the other holders of ordinary shares of the Company shall be adjusted pursuant to the terms of the Articles.
In the event of a sale, transfer, exchange or other disposition, of any Class B ordinary shares by a holder thereof, other than a transfer to a permitted transferee, as defined in our Articles, the Class B ordinary shares shall be automatically converted into an equal number of Class A ordinary shares.
The one-for-one conversion ratio for the conversion of Class B ordinary shares into Class A ordinary shares will be equitably adjusted in the event of any recapitalization of the company by means of a share dividend on, or a share split or combination of, outstanding Class A ordinary shares or Class B Ordinary Shares, or in any amalgamation, or other reorganization of the company with another company.
We will reserve and keep available sufficient authorized, but unissued, Class A ordinary shares to effectuate the conversion of Class B ordinary shares into Class A ordinary shares. If any Class B ordinary shares are converted, the converted Class B ordinary shares will be cancelled.
Limitation on Share Ownership
Under our Articles, except upon unanimous consent by the Board of Directors:

•
no person shall be allowed to acquire Class A ordinary shares if such acquisition would cause any person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the issued and outstanding ordinary shares; and

•	no person shall be allowed to acquire Class A ordinary shares if such acquisition would cause such person to own directly 9.9% or more of the issued and outstanding ordinary shares.
Under our Articles, our Board of Directors may send a repurchase notice in the event that it determines in its absolute discretion that:

•	a transfer would violate the ownership limitations described above; or

•
a transfer would result in an increased risk of adverse tax, regulatory or legal consequences to us. In the event the Board of Directors determines an ownership limitation has been violated, we have the option, but not the obligation, to purchase all or any part of the shares, to the extent we determine it is necessary or advisable to avoid or cure any adverse or potentially adverse consequences.

Preferred Shares
Pursuant to our Articles and Cayman Islands law, our board of directors may establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by the board of directors without any further shareholder approval; provided that certain shareholder approval may be required for a new class of shares that have superior rights over existing shares. Any preferred shares issued will include restrictions on voting and transfer intended to avoid having us constitute a ‘‘controlled foreign corporation’’ for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of the ordinary shares, deny shareholders the receipt of a premium on their ordinary shares in the event of a tender or other offer for the ordinary shares and have a depressive effect on the market price of the ordinary shares.
Options
As of December 31, 2019, options to purchase 875,627 Class A ordinary shares at a weighted average exercise price of $22.68 were outstanding.
Restricted Stock Units
As of December 31, 2019, restricted share units, convertible into 63,582 Class A ordinary shares at a weighted average grant date fair value of $13.76 were outstanding.
Corporate Governance
Our Articles provide for the corporate governance of the Company, including the establishment of share rights, modification of such rights, issuance of share certificates, the transfer of shares, alterations to capital, the calling and conduct of general and special meetings, proxies, the appointment and removal of directors, conduct and powers of directors, the payment of dividends and the winding-up of the company.
Our Articles provide that the Board of Directors will be elected annually. Shareholders may remove a director for cause as defined in the Articles prior to the expiration of such director’s term at a meeting of shareholders at which a quorum is present and more than 50% of the total voting power entitled to vote is cast in favor of such action. A general meeting of shareholders may be convened by the chairman of the Board of Directors or any two directors or any director and the secretary of the Board of Directors.
The provisions contained in our Articles may only be amended upon the affirmative vote of sixty-six and two thirds percent of the votes cast at a meeting of shareholders where a quorum is present.
Subject to the provisions of our Articles, the directors, secretary and officers shall be held harmless for any acts or omissions in the performance of their duties in the absence of willful negligence, willful default, fraud or dishonesty. Our Articles contain provisions for the indemnification of directors, officers and the secretary against liabilities to third parties arising in connection with the performance of their services by us, to the extent approved by a majority of the disinterested members of the board of directors. Expenses may be advanced to indemnified parties if approved by a majority of the disinterested directors.
Registration Rights
The holders of our ordinary shares prior to our initial public offering were given certain registration rights pursuant to a shareholders’ agreement, dated August 11, 2004, or our Shareholders’ Agreement. Pursuant to our Shareholders’ Agreement, Greenlight Capital Investors, LLC, or GCI, had the right to unlimited demand registration rights once we were eligible to use Form S-3 (or similar short form registration statements). GCI assigned its demand registration rights under the Shareholders’ Agreement, with our consent, to David Einhorn, our chairman of the board, on January 3, 2007. Pursuant to the Shareholders’ Agreement, David Einhorn is entitled to registration rights for all of his Class B ordinary shares, including those acquired in a private placement in May 2007. We will not be required to effect more than two registrations pursuant to the demand rights in any 12 month period.
The registration rights described above can be modified on a pro rata basis if the managing underwriters for the registered offering believe modification is necessary due to market considerations. We are required to bear all expenses of all registration (exclusive of underwriting discounts and commissions, transfer taxes and fees and expenses of more than one counsel (and one local counsel, as reasonably required) for all selling shareholders).
On June 29, 2018, we entered into an amendment to the Shareholders’ Agreement to extend the term of David Einhorn’s registration rights to June 30, 2021.
Transfer Restrictions
Our Articles contain several provisions restricting the transferability of our ordinary shares. Our Articles provide that, if our Board of Directors determines in its sole and absolute discretion that:

•	any transfer of shares would violate the ownership limitations described above; or

•	the transfer would result in an increased risk of adverse tax, regulatory or legal consequences to us or any of our shareholders,

they may decline to register such transfer and, if not registered, would be of no effect. Our Articles also provide that in the event that our Board of Directors determines that an ownership limitation has been violated as a result of any transfer, we shall have the option, but not the obligation, to purchase all or any part of the ordinary shares, to the extent we determine it is necessary or advisable to avoid or cure any adverse or potentially adverse consequences resulting from such transfer.
In connection with any transfer of ordinary shares, and in addition to the certification requirement described above, holders of ordinary shares will only be able to transfer their ordinary shares in compliance with the provisions of the Securities Act.
Differences in Corporate Law
The Companies Law, which applies to us, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of Companies Law (including modifications adopted pursuant to our Articles) applicable to us which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not purport to deal with all aspects of Cayman Islands law that may be relevant to us and our shareholders.

Interested Party Transactions

No one will be disqualified from being elected director or appointed an alternate director because he or she has contracted with us. Likewise, none of our contracts will be deemed void because any director or alternate director is an interested party in such transaction. We will not hold any interested party liable for monies owed to us under such contract or transaction. A director (or his or her alternate director in his or her absence) may participate in the vote in respect of the contract or transaction in which he or she is interested as long as he or she disclosed his or her interest before that matter is considered or voted upon.
A director or alternate director may vote on a contract or transaction where he or she has an interest as a shareholder, director, officer or employee provided he or she disclosed the interest.
Under Delaware law such a transaction would be voidable unless:

•
the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•
such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•
the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Mergers and Similar Arrangements

We may petition the Cayman Islands courts to allow us to enter into a scheme of arrangement whereby we amalgamate with another Cayman Islands company or with a body incorporated outside of the Cayman Islands if each class of shareholders representing 75% in number and in value of each class of shareholder of the company is present and voting at a general meeting of each class of shareholders’ vote in favor of the proposed scheme. Assuming that shareholder approval is obtained, we must request a court hearing sanctioning the scheme of arrangement. Any shareholder may attend and be heard at this hearing to argue that the scheme ought not to be sanctioned and the Cayman Islands court can take any matter into account when considering whether or not to sanction the scheme of arrangement. If the court sanctions such a scheme then it becomes binding on all the shareholders whether or not they voted for or voted against the scheme. If the scheme of arrangement receives sanction of the Cayman Islands court, the court order must be filed with the Cayman Islands Registrar of Companies in order to become effective. Thereafter, the provisions of the scheme of arrangement can be put into place.
We may also enter into a merger (the merging of two or more constituent companies with one company remaining as the surviving company) or consolidation (the combination of two or more companies into a consolidated company) without court approval in certain circumstances. Under this method, each constituent board of directors must adopt a written plan describing the terms and conditions of the proposed merger or consolidation and each constituent company’s shareholders must authorize the plan by way of a special resolution (normally, and as a minimum, a two thirds majority of the shareholders voting together as one class). In some circumstances a shareholder may dissent and be entitled to appraisal rights where such shareholder receives cash in the amount of fair value of the shares held by such shareholder as determined by the Cayman Islands Court. The valuation approach and the determination of fair value adopted by the Cayman Islands Court may be different to the approach and outcome of a Delaware Court.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

Shareholders’ Suits

Under Cayman Islands law the general principle is that a shareholder cannot bring an action in his or her own name against those in control of the company if the cause of action is vested in the company and relief is accordingly sought on behalf of the company.

The exceptions to this general principle are:

•	where the alleged wrong is illegal or ultra vires the company;

•	where the applicable transaction required, but did not receive, sanction by a special resolution or special majority of shareholders;

•
where what has been done amounts to a fraud on the minority shareholders and the wrongdoers are in control of the company as directors or majority shareholder (in this context, fraud has its wider equitable meaning); or

•
where the act complained of infringes a personal right of the shareholder seeking to bring the action. In any of these situations, the Grand Court may grant permission for the aggrieved shareholder(s) to bring a derivative action for the benefit of the company against the wrongdoers. The court may order the legal costs of commencing and progressing the action to be paid by the company.

Class actions are generally not available to shareholders under the laws of the Cayman Islands, although there is power under the Grand Court rules to make a representation order pursuant to which one person is appointed to represent other persons who have the same interest in the proceedings. The Grand Court rules also provide a regime for the recovery of costs by a successful party in litigation against an unsuccessful party. Although an order for costs is at the discretion of the court, a winning party will usually be entitled to recover a portion of attorneys’ fees for the litigation.
An alternative remedy available to shareholders under Cayman Islands law is to petition the Grand Court for an order that it is just and equitable to wind up the company. If a winding up order is made, the company will go into liquidation.
Indemnification of Directors
We may indemnify our directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law, save in respect of any act or omission involving willful negligence, willful default, fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if:

•	such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

We will indemnify each of our directors, agents and officers out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by their own willful negligence, willful default, fraud or dishonesty. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his or her functions unless their liability arises through willful negligence, willful default, fraud or dishonesty of such director, agent or officer.

Inspection of Corporate Records
Members of the general public do not have the right to inspect our corporate or constitutive documents with the exception of the register of directors. The Registrar of Companies shall make a list of the names of the current directors (and alternate directors where applicable) available for inspection by any person on payment of a fee and subject to such conditions as the Registrar may impose. A shareholder of a Cayman Islands company has the right to request the company send him a copy of its memorandum and articles of association in force, on payment of a maximum sum of one Cayman Islands dollar for each copy. In addition, our Articles provide that our board of directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any of our accounts or books or documents except as conferred by statute, or authorized by our board of directors or by us in general meeting. Also, the directors may from time to time cause to be prepared and to be laid before us in general meeting financial statements and such other reports and accounts as may be required by law. We are also required to keep a register of mortgages and charges, which is open to inspection by any creditor or shareholder at all reasonable times.
We are not required to, but may, maintain our share register in the Cayman Islands. We are required to keep at our registered office a register of our directors and officers, which is not open for inspection by members of the public. Our registered office is located at 65 Market Street, Suite 1207, Camana Bay, P.O. Box 31110, Grand Cayman, KY1-1205, Cayman Islands.
Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.
Conversion Rights
If applicable, the terms of preferred shares of any series that are convertible into or exchangeable for our Class A ordinary shares or our other securities will be described in an applicable prospectus supplement. These terms will describe whether conversion or exchange is mandatory, at the option of the holder, or at our option. These terms may include provisions pursuant to which the number of shares of our Class A ordinary shares or our other securities to be received by the holders of preferred shares would be subject to adjustment. Any such conversion or exchange will comply with applicable Cayman Islands law and our Articles.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A ordinary shares is Computershare. Its address is 480 Washington Boulevard, Jersey City, NJ 07310 and its telephone number at this location is (201) 680-2464.
Listing
Our Class A ordinary shares are listed on the Nasdaq Global Select Market under the trading symbol “GLRE.”